John Reynolds
United States Securities and Exchange Commission
Division of Corporate Finance

February 2, 2010

Re: Marley Coffee Inc.
Amendment No. 2 to
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed November 16, 2009
File No. 000-52161

Dear Mr. Reynolds

We are in receipt of your comment letter dated November 20, 2009 for the above-mentioned filing.  Our replies are set out below:

Recent Sales of Unregistered Securities, page 9

1.	The facts relied upon to make the exemption available were as follows:
-We concluded that the buyer was offshore at the time of the offer or sale; and
- no “directed selling efforts” were made in the United States by the company.  The shares were issued to CAT Brokerage, a brokerage resident in an offshore jurisdiction.

2.
We have changed the disclosure to revise ‘acquired’ to ‘purchased’.   We have also added the facts relied upon to make the exemption available.  Additionally, we have named the person to whom the securities were sold.  We have also filed the executed subscription agreement with the amended 10-K.

MD&A, page 9

3.	We have amended to provide the principal sources of cash, the uses of cash resources, including dollar amounts for the years ended January 2008 and 2009

Item 9A-Controls and Procedures, page 14

4.
We have revised the filing to include more comprehensive disclosure on the conclusions of management regarding the effectiveness of our disclosure controls and procedures required by Item 307 of Regulation S-K.  See page X.

Certain Relationships and Related Transactions, page 18

5.	We have revised the filing to include all the names of related persons discussed. See page 18. We have also provided disclosure required by Item 404(d) of Regulation S-K for the automobile lease.

Exhibits

6.	We have included the Section 302 certifications with the amended Form 10-K.

7.	We have amended our filing to provide the certifications required by Item 601(b)(32) of Regulation S-K. See page 18.

We acknowledge the following:

-	we are responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided a clean and blackline version of the amended filings to expedite your review.

Sincerely,

“Shane Whittle”

Shane Whittle
President Marley Coffee Inc.